UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *

                             FRANKLIN QUEST COMPANY
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   354-596108

                                 (CUSIP Number)

                               Stephen A. Yacktman
                              303 W. Madison Street
                                   Suite 1925
                             Chicago, Illinois 60606
                                 (312) 201-1200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 21, 1997
                  (Date of Event which Requires Filing of this
                                    Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
    CUSIP No.   354-596108

    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Yacktman Asset Management Co.         36-3780592


    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [X]
    3  SEC USE ONLY

    4  SOURCE OF FUNDS*

            OO Funds of Investment Advisory Clients

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [ ]

            Not Applicable

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois


                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              410,000

    BENEFICIALLY  8   SHARED VOTING POWER

      OWNED BY             460,600
        EACH
                  9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON
                           2,837,600
        WITH
                  10  SHARED DISPOSITIVE POWER

                           0

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,837,600

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           [ ]

            Not Applicable

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.36% (see footnote 1)

   14  TYPE OF REPORTING PERSON*

            IA

   1. Based upon an aggregate of 19,766,458 shares outstanding at April 21, 1997.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

    CUSIP No.   354-596108

    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donald A. Yacktman

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                     (b) [X]

    3  SEC USE ONLY


    4  SOURCE OF FUNDS*

            PF to extent shares are not also beneficially owned by Yacktman Asset Management Co.

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [ ]

            Not Applicable

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              50,000

    BENEFICIALLY  8   SHARED VOTING POWER

      OWNED BY             460,600 (see footnote 1)

        EACH      9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON              50,000
        WITH
                  10  SHARED DISPOSITIVE POWER

                           2,837,600 (see footnote 1)

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,887,600

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           [ ]

            Not Applicable

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.61% (see footnote 2)

   14  TYPE OF REPORTING PERSON*

            IN


   1. Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.
   2. Based upon an aggregate of 19,766,458 shares outstanding at April 21, 1997.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
    CUSIP No.   354-596108

    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Yacktman Funds, Inc.                36-3831621

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                     (b) [X]

    3  SEC USE ONLY


    4  SOURCE OF FUNDS*

            WC

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [ ]

            Not Applicable

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

                 Maryland

                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              1,967,000
    BENEFICIALLY

      OWNED BY
                  8   SHARED VOTING POWER
        EACH
     REPORTING
                           0
       PERSON
                  9   SOLE DISPOSITIVE POWER
        WITH

                           0
                  10  SHARED DISPOSITIVE POWER

                           0

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,967,000

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           [ ]

            Not Applicable

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.95%  (see footnote 1)

   14  TYPE OF REPORTING PERSON*

            IV


   1. Based upon an aggregate of 19,766,458 shares outstanding at April 21, 1997.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    Item 4   Purpose of Transaction

          Each of the reporting persons has acquired the shares of common stock of Franklin Quest Company (the "Common Stock") beneficially owned by it or him for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Yacktman Asset Management holds the Common Stock in the ordinary course of business, and has determined that it no longer holds such securities with the purpose or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

    Item 5   Interest in Securities of the Issuer

             (a) As of May 29, 1997, each of the following reporting persons beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below:

                                               Number
                                                 of       Percentage of
               Person                          Shares     Common Stock

               Donald A. Yacktman             2,887,600         14.61%
               Yacktman Asset Management Co.  2,837,600         14.36%
               The Yacktman Funds, Inc.       1,967,000          9.95%
               Jon D. Carlson                         0              0
               Ronald W. Ball                     2,500        .000126%
               Thomas R. Hanson                       0              0
               Stanislaw Maliszewski                  0              0
               Stephen E. Upton                       0              0

             (b) Yacktman Asset Management has sole power to vote or to direct the vote of 410,000 shares of Common Stock, shared power to vote or to direct the vote of 460,600 shares of Common Stock, and sole power to dispose or to direct the disposition of 2,837,600 shares of Common Stock.

                  Yacktman has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of 50,000 shares of Common Stock. By virtue of his ownership of Yacktman Asset Management, Yacktman has shared power to vote or to direct the vote of 460,600 shares of Common Stock, and shared power to dispose or to direct the disposition of 2,837,600 shares of Common Stock.

                  The Yacktman Funds have sole power to vote or to direct the vote of 1,967,000 shares of Common Stock, and have no power to dispose or to direct the disposition of the Common Stock beneficially owned by it.

                  Ronald W. Ball has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 2,500 shares of Common Stock.

             (c) During the 60 day period ended as of the date hereof, the reporting persons have sold no shares of the Common Stock.

               During the 60 day period ended as of the date hereof, the reporting persons have acquired shares of the Common Stock in open market transactions, as follows:

                                                                   Price
                                                   No. of Shares    Per
             Name                      Date           Acquired     Share

             Donald A. Yacktman           -                  -0-     -

             The Yacktman Funds,       03/25/97            3,700   21.06
              Inc.*                    04/07/97           20,000   20.68
                                       04/16/97            8,000   21.18
                                       04/17/97           15,900   21.43
                                       05/01/97           44,100   22.02
                                       05/01/97            4,500   22.05
                                       05/07/97           20,100   21.39
                                       05/07/97              600   21.72
                                       05/08/97           18,200   21.56
                                       05/09/97            7,400   21.18
                                       05/13/97            2,500   21.89
                                       05/14/97            3,000   21.47
                                       05/21/97            2,000   23.02
                                       05/22/97            3,000   23.06
                                       05/27/97            2,000   23.37
                                       05/29/97            5,000   23.33

             Ronald W. Ball               -                  -0-     -

             Yacktman Asset            03/24/97            6,100   21.45
              Management Co.           03/24/97              900   21.33
                                       04/24/97            5,000   21.72
                                       05/02/97            9,000   22.18
                                       05/09/97            1,500   21.02
                                       05/15/97           14,000   22.31
                                       05/20/97            1,000   22.95
                                       05/20/97            1,000   22.95
                                       05/21/97            1,000   23.22
                                       05/21/97            1,000   23.17
                                       05/21/97            1,000   23.22
                                       05/21/97            3,000   23.09
                                       05/21/97            1,000   22.90
                                       05/22/97            1,200   23.14
                                       05/22/97              800   23.27
                                       05/22/97            7,000   23.22

             (d)   Not applicable.

             (e)  Not applicable.


   * All purchases made by Yacktman Asset Management Co. on behalf of The Yacktman Funds, Inc.

   Signature


   Each of the undersigned, after reasonable inquiry and to the best of its or his knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.



   Dated:   May 29, 1997           YACKTMAN ASSET MANAGEMENT CO.


                                   By:/s/ Donald A. Yacktman
                                        Donald A. Yacktman, President



   Dated:   May 29, 1997           /s/ Donald A. Yacktman
                                   Donald A. Yacktman




   Dated:   May 29, 1997           THE YACKTMAN FUNDS, INC.



                                   By:/s/ Donald A. Yacktman
                                        Donald A. Yacktman, President